UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For June 28, 2004



                           OMNINET INTERNATIONAL LTD.
                 (Translation of Registrant's name into English)


                                 Warner Building
                                 85 Reid Street
                             Hamilton, Bermuda HM 12
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F   / X /            Form 40-F /   /


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes  /   /                    No  / X /


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

         Moore Stephens resigned as our principal independent accountants effective March 1, 2004. The reports of Moore Stephens on our financial statements for the past two fiscal years did not contain any adverse opinions or disclaimers of opinion and were not modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with our former accountant, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which if not resolved would have caused our former accountant to make reference to the subject matter of the disagreement(s) in connection with its report.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Omninet International Ltd.


                                         By:  /s/ Eric F. Kohn, TD
                                              ---------------------------------
                                              Eric F. Kohn, TD
                                              President, Treasurer and Chairman
Dated: June 28, 2004